[redacted]

09057741

AB
3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Ave., Suite 513
(No. and Street)

Eden Prairie	MN	55439
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP WRIGHT (952)960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jelinek Metz McDonald, LTD
(Name – *if individual, state last, first, middle name*)

33 10th Ave S, Suite 200	Hopkins	MN	55343
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERBANK SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY ANDREW KURLAND
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2014

[signature] 2/18/2009
Signature

CEO
Title

[signature]
Notary Public
2-18-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5 - 6
Notes to Financial Statements	7 - 10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Supplementary Report on Internal Accounting Control	12 - 13

BROKERBANK SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2008 and 2007

Jelinek Metz McDonald, Ltd.

A CERTIFIED PUBLIC ACCOUNTING & FINANCIAL SERVICES FIRM

JOHN G. JELINEK, CPA, PFS WILLIAM METZ, CPA DOUGLAS M. MCDONALD, CPA JUDD NORDQUIST, CPA

Independent Auditors' Report

To the Board of Directors
BROKERBANK SECURITIES, INC.
Eden Prairie, MN

We have audited the accompanying statements of financial condition of BrokerBank Securities, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BrokerBank Securities, Inc. as of December 31, 2007, were audited by other auditors whose report dated February 27, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of BrokerBank Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jelinek Metz McDonald, Ltd.

January 23, 2009

33 10TH AVENUE SOUTH SUITE 200 ± PO BOX 507 ± HOPKINS, MINNESOTA 55343-0507
952-935-6868 ± WEBSITE jmm-cpa.com ± FAX 952-935-7940

BROKERBANK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 51,751	$ 27,495
Commissions receivable	-	11,000
Related party receivables	3,500	11,953
Prepaid expenses	3,203	1,253
Total current assets	58,454	51,701
PROPERTY AND EQUIPMENT		
Computer equipment	18,718	18,350
Accumulated depreciation	13,481	9,522
	5,237	8,828
OTHER ASSETS		
Deposits	1,539	1,544
	1,539	1,544
	$ 65,230	$ 62,073

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 2,990	$ 5,435
Accrued payroll, benefits and taxes	27,592	4,697
Total current liabilities	30,582	10,132
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 10,000,000 shares authorized, 7,235,351 issued and outstanding	72,353	72,353
Accumulated deficit	(37,705)	(20,412)
	34,648	51,941
	$ 65,230	$ 62,073

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Placement agent fees and commissions	$ 277,455	$ 169,521
Other revenues	39,463	18,045
TOTAL REVENUES	316,918	187,566
EXPENSES		
Compensation-related	232,578	89,633
Consulting	502	46,808
Occupancy	16,717	16,387
Other	84,263	80,158
	334,060	232,986
OPERATING LOSS	(17,142)	(45,420)
OTHER INCOME (EXPENSE)		
Interest and dividend income	116	751
Interest expense	(267)	(90)
Other income (expense)	-	35,000
LOSS BEFORE INCOME TAXES	(17,293)	(9,759)
INCOME TAXES	-	-
NET LOSS	$ (17,293)	$ (9,759)

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2008 and 2007

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balances as of December 31, 2006	5,172,300	$ 51,723	$ (10,653)	$ 41,070
Shareholder contributions	2,063,051	20,630	-	20,630
2007 Net income (loss)	-	-	(9,759)	(9,759)
Balances as of December 31, 2007	7,235,351	72,353	(20,412)	51,941
Shareholder contributions	-	-	-	-
2008 Net income (loss)	-	-	(17,293)	(17,293)
Balances as of December 31, 2008	7,235,351	$ 72,353	$ (37,705)	$ 34,648

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 306,618	$ 211,566
Payments to vendors and employees	(281,843)	(231,238)
Interest and dividend income received	116	751
Interest paid	(267)	(90)
Net cash provided (used) by operating activities	24,624	(19,011)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(368)	(7,007)
Net cash provided (used) by investing activities	(368)	(7,007)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	20,630
Net cash provided (used) by financing activities	-	20,630
NET INCREASE (DECREASE) IN CASH	24,256	(5,388)
CASH AND CASH EQUIVALENTS		
At beginning of year	27,495	32,883
At end of year	$ 51,751	$ 27,495

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net loss	$ (17,293)	$ (9,759)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Provision for bad debts	21,300	-
Depreciation	3,959	3,642
Change in current assets and liabilities		
Commissions receivable	(10,300)	(11,000)
Related party receivables	8,453	(11,953)
Prepaid expenses	(1,950)	87
Deposits	5	1,121
Accounts payable	(2,445)	4,153
Accrued payroll, benefits and taxes	22,895	4,698
Total adjustments	41,917	(9,252)
Net cash provided (used) by operating activities	$ 24,624	$ (19,011)

The accompanying notes are integral to these financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BrokerBank Securities, Inc. (the Company) is a Minnesota-based Corporation that conducts its business using a k(2)(i) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not acquire, hold or trade securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform to the United States Securities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are unsecured. The allowance for doubtful accounts is based upon a periodic aging and evaluation of the accounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the same combination of straight-line and accelerated methods for both financial reporting and income tax purposes based upon the estimated useful lives of the assets.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

BROKERBANK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash balances at primarily one financial institution in Minnesota. These deposits may occasionally be in excess of the Federal Deposit Insurance Corporation insured limit of $250,000.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Under FSP FIN 48-3, the Company has elected to defer implementation of FIN 48, Accounting for Uncertainty of Income Taxes. The Company evaluates all positions it takes with regard to tax filings. The Company records assets and liabilities and related income and expense if the tax position would more likely than not be disallowed upon examination by the relevant governmental taxing entity.

DEPRECIATION

Depreciation has been charged against income as follows:

	2008	2007
Computer equipment	$ 3,959	$ 3,642

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net Capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2008 and 2007, the net capital ratio was 1.44 to 1.0 and .58 to 1.0 and net capital was $21,169 and $17,363 which exceeds the minimum requirement by $16,169 and $12,363.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

INCOME TAXES

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation accruals and net operating loss carryforwards.

The Company had net operating loss carryforwards of approximately $29,690 as of December 31, 2008. If not used, the net operating loss carryforward will expire beginning in 2026. The charge in valuation was $4,078 and $2,152 for the years ended December 31, 2008 and 2007. Deferred tax assets consisted of the following at December 31:

	2008	2007
Deferred tax asset	$ 6,980	$ 2,902
Valuation allowance	(6,980)	(2,902)
	$ -	$ -

LEASE

The Company leases office space under a lease that expires in August 2009. Monthly base rents are $1,559. Rent expense was $16,717 and $16,387or the years ended December 31, 2008 and 2007.

Future minimum lease commitments are as follows:

2009	$ 12,472

RELATED PARTY RECEIVABLES

At December 31, 2008 and 2007 the Company had loaned $3,500 and $11,953 to a shareholder and an employee. These are non-interest bearing and unsecured.

RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, gives the irrevocable option to carry many financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective as of the beginning of 2008. The Company did not elect to report any additional financial assets or liabilities at fair value under SFAS No. 159.

SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, FASB issued FASB Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date to fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2008. The Organization does not currently expect that adoption of FIN 48 will have a material impact on the Organization's results of operations and financial position.

SUPPLEMENTARY INFORMATION

BROKERBANK SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	34,648
Non-allowable assets:		
Related party receivables		3,500
Prepaid expenses		3,203
Property and equipment, net		5,237
Deposits		1,539
Total non-allowable assets		13,479
Net capital	$	21,169

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	30,582

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	16,169
Excess net capital at 1,000 percent	$	18,110
Ratio: Aggregate indebtedness to net capital		1.44 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2008	$	16,169
Net audit adjustments		-
Net capital per above		16,169

The accompanying notes are integral to these schedules

Jelinek Metz McDonald, Ltd.
A CERTIFIED PUBLIC ACCOUNTING & FINANCIAL SERVICES FIRM

JOHN G. JELINEK, CPA, PFS WILLIAM METZ, CPA DOUGLAS M. MCDONALD, CPA JUDD NORDQUIST, CPA

Independent Auditors' Supplementary Report On Internal Accounting Control

Board of Directors
BROKERBANK SECURITIES, INC.
Eden Prairie, MN

In planning and performing our audit of the financial statements and supplemental schedule of BrokerBank Securities, Inc. for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CPA America Counts on CPAs
33 10TH AVENUE SOUTH SUITE 200 ± PO BOX 507 ± HOPKINS, MINNESOTA 55343-0507
952-935-6868 ± WEBSITE jmm-cpa.com ± FAX 952-935-7940

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jelinek Metz McDonald, Ltd.

January 23, 2009

END